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                                                                    EXHIBIT 6(a)

FOR RELEASE Thursday May 3, 2001 (1pm pst)


Contact:  Michael Selsman/Devon Blaine The Blaine Group
          Telephone 310/991-2252  blaine@pacificnet.net

BLAGMAN MEDIA CHAIRMAN ISSUES STATEMENT

     Los Angeles, CA -- May 3,2001 -- Robert Blagman, Chairman and Chief Executive Officer of Blagman Media International, Inc. (OTC: BMII.OB), has issued the following statement concerning recent events and publicity surrounding BMII

"The inaccurate information concerning BMII traveling through the Internet message-boards is irresponsible, especially to those shareholders who are dedicated to supporting a growing company. I would like to address the facts as they are and comment on the future of BMII."

"We continue to aggressively pursue acquisition candidates," Blagman continued. "While we and Mercury Media have concluded that the original stock acquisition transaction is not advisable and is not being pursued in it's current state, there are continuing discussions with Mercury concerning future business transactions."

"I am also able to confirm that BMII continues to be in active discussions with Century Media Inc. We hope to reach a definitive agreement aimed at a merger or other transaction between the two entities as part of our goal of industry consolidation."

"The primary rationale behind BMII's journey into the public market was to forge a new avenue of direct to consumer advertising, addressing the challenging advances of modern technology. While the public company environment and the related shareholder generated publicity creates a challenge, BMII's core focus is to succeed and complete it's vision for all shareholders. Our financial forecast remains the same."

"BMII's core business continues to grow. During the past month BMII has signed agreements with three additional national accounts. Although our year-end audit showed a loss on the year, our core operations were profitable. All loses were from one time legal and other costs and the required accounting and expense treatment of the equity we issued. We move into 2001 much stronger then we did one year ago."

Blagman concluded, "Although most companies do not reveal the realities of the "darker side" of the public market place, over the past two years we have been bombarded with promoters and ineffective financial groups. We have learned from this experience and have the proper team positioned as we move ahead focusing on our core businesses and primary goals."

Blagman Media International, Inc. is located at 1901 Avenue of the Stars, Suite 1710, Los Angeles, CA 90067. . Information regarding the above announcement is available through the BMII info line: 310/991-2252. The foregoing press release contains forward-looking statements. For this purpose any statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate," "continue," or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties and actual results may differ materially depending on a variety of factors.

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